

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

October 16, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 16, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Paya Holdings Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.0001 value per share
Warrants, each warrant to purchase one share of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking iimmediate effectiveness of the Form 8-A 12(b) and we hereby join in such request.

Sincerely,

William Slattery